Total voting rights

01 July 2008 London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 613,528,966 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Antisoma is 613,528,966

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Raymond Spencer, CFO
Daniel Elger, Director of Communications
Antisoma plc
+44 (0)208 799 8200

Background on Antisoma

Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.